Local OfficeDoc No.SDILIB1\JAK\391044.06(8DQC06!.DOC)Doc PathOrig Doc PathDoc NameAddressee(s)Signer(s)Cause No.PartiesClient No.029280Matter No.0003Client NamePATH ONE NETWORK TECHNOLOGIES INCMatter NameLabor & EmploymentCaption Bank DocumentDateFooterStoreDocument TypeDocumentType

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SDILIB1\JAK\391044.06(8DQC06!.DOC)
09/07/01


SDILIB1\JAK\391044.06(8DQC06!.DOC)
09/07/01
                              EMPLOYMENT AGREEMENT

         This Employment Agreement ("AGREEMENT") is made by and between Frederick Cary (the "Executive") and Path 1 Network Technologies Inc. (the "Company") as of September 7, 2001.

                                    RECITALS

         WHEREAS the Company wishes to employ the Executive as President and Chief Executive Officer of the Company, and the Executive wishes to be employed as President and Chief Executive Officer of the Company.

         WHEREAS the Company and the Executive wish to set forth in this AGREEMENT the terms and conditions under which the Executive is to be employed by the Company.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the Company and the Executive hereby agree as follows:

1.       Employment

1.1 Term. The term of the Executive's employment under this AGREEMENT and his service as a Director of the Company shall be for an indeterminate period (the "Employment Period") commencing on September 10, 2001 ("Commencement Date") and ending on the date on which either party terminates this AGREEMENT in accordance with the provisions of Article 9 of this AGREEMENT ("Termination Date"). The employment relationship between the Company and the Executive may be terminated by the Executive or by the Company at any time, with or without cause, subject to the terms and conditions contained in Article 9 of this AGREEMENT.

1.2 Title. Throughout the Employment Period, the Company shall employ the Executive as Chief Executive Officer and President of the Company, and the Executive shall have the duties, responsibilities and authority consistent with such position, as described in Section 1.3 hereof. It is further anticipated that on or after the Commencement Date, the Executive shall be appointed to serve as a member of the Company's Board of Directors.

1.3 Duties. Throughout the Employment Period, the Executive (i) shall devote his full professional time and attention, best efforts, energy and skills to the services required of him as an employee and Director of the Company, except for time off taken in accordance with the Company's policies and practices, and subject to the Company's existing policies pertaining to reasonable periods of absence due to sickness, personal injury or other disability; (ii) shall use his best efforts to promote the interests of the Company; (iii) shall serve as a member of the Board of Directors if and when elected to do so; (iv) shall comply with all applicable governmental laws, rules and regulations and with all of the Company's policies, rules and/or procedures applicable to the employees of the Company; and (v) shall discharge his responsibilities in a diligent and faithful manner, consistent with sound business practices and in accordance with the directives of the Board of Directors of the Company. The Executive shall report directly to the Company's Board of Directors and shall actively participate in the preparation and presentation to the Board of Directors of all reports regarding the business, operations and prospects of the Company. The Executive's primary responsibilities during his employment with the Company shall be to (a) plan and direct all aspects of the Company's policies, objectives and initiatives, including financial policy and operating plans, with the input and assistance of the Board of Directors; (b) set the long-term strategic direction of the Company to achieve financial objectives and create shareholder value; (c) represent the Company to key customers, the business community and the general public; (d) oversee the Company's day-to-day operations; (e) initiate and negotiate relationships for the Company with strategic business partners; and
(f) perform any other duties assigned to him by the Company's Board of Directors.

1.4 Personal Services Contract. The parties acknowledge that this is a personal services contract, and that the Company is relying upon the Executive's commitment to perform the services contemplated by this AGREEMENT.

1.5 Life Insurance. If requested by the Company to do so, the Executive will cooperate with the Company's efforts to procure a term life insurance policy on the Executive's life, with the Company designated as the beneficiary of such term life insurance policy.

2.       Outside Activities

2.1 Prohibited Outside Activities. The Executive agrees and promises that during the Employment Period, he will not be engaged in any other business or as a consultant to or general partner, employee, officer or director of, any partnership, firm, corporation, or other entity, or as an agent for any person, or otherwise, if such activity is pursued for gain, profit, or other pecuniary advantage. Notwithstanding the foregoing provision, the Executive is serving as a director for other non-competing entities, and is providing personal consulting services to such other no-competing entities. The Executive has disclosed all such directorships and consulting arrangements to the Company's Board of Directors, and it is agreed that the Executive may continue such board service and provision of consulting services, so long as such activities do not interfere with the Executive's performance of his duties for the Company. The Executive's ability to serve as a director of any additional non-competing companies, or to provide consulting services to such companies, will be contingent upon the Executive obtaining the express written consent to do so from the Company's Board of Directors.

2.2 Investment. Nothing in this Article 2 shall be construed as preventing the Executive from engaging in the investment of his personal assets so long as such investment activity does not require: (1) any participation on the Executive's part in the operation or the affairs of the enterprise or enterprises in which such investments are made or (2) the rendering of any services by the Executive to any such enterprise.

3.       Salary Compensation

3.1 Amount. The Company shall pay the Executive a base salary of two hundred fifty thousand dollars (US$250,000.00) per annum, less applicable withholding taxes ("Base Salary").

3.2 Payment. Base Salary payments will normally be made to the Executive bimonthly or otherwise in accordance with the Company's pay period practices.

3.3 Adjustment. The Executive's Base Salary shall be subject to annual adjustments during the Employment Period on or about the anniversary of his Commencement Date. Adjustments, if any, shall be at the sole discretion of the Board of Directors of the Company.

4.       Bonus Compensation

4.1 Nature. During the Employment Period, the Executive may be eligible to receive bonus compensation ("Bonus Compensation") in addition to the Base Salary referred to in Article 3 above. The Executive's eligibility to receive Bonus Compensation shall be contingent upon his attainment of certain performance milestones, as determined in the sole discretion of the Company's Board of Directors.

4.2 Six Month Performance Bonus. Within thirty (30) days of the Commencement Date, the Company and the Executive shall agree upon, and shall reduce to writing, a list of performance goals for the Executive to strive to achieve within the first six (6) months of his employment (the "Six Month Performance Goals"). Within thirty (30) days of the Executive's completion of six (6) months of employment, the Board of Directors shall determine whether the Executive has achieved his Six Month Performance Goals. If the Executive does achieve his Six Month Performance Goals, he shall be entitled to receive a Six Month Performance Bonus in the amount of twenty thousand dollars (US$20,000.00), less applicable tax withholdings. In the event that the Executive is determined to be eligible to receive a Six Month Performance Bonus, such bonus shall be paid within thirty
(30) days of the Board of Directors' determination of eligibility.

4.3 One Year Performance Bonus. Within thirty (30) days of the Executive's completion of six (6) months of employment, the Company and the Executive shall agree upon, and shall reduce to writing, a list of performance goals for the Executive to strive to achieve within the second six (6) months of his employment (the "One Year Performance Goals"). Within thirty (30) days of the Executive's completion of one year of employment, the Board of Directors shall determine whether the Executive has achieved his One Year Performance Goals. If the Executive does achieve his One Year Performance Goals, he shall be entitled to receive a One Year Performance Bonus in the amount of fifty thousand dollars (US$50,000.00), less applicable tax withholdings. In the event that the Executive is determined to be eligible to receive a One Year Performance Bonus, such bonus shall be paid within thirty (30) days of the Board of Directors' determination of eligibility.

4.4 Other Performance Bonuses. The Executive may be eligible to receive other incentive bonuses after completion of one year of employment. The Executive's receipt of such incentive compensation shall be dependent upon his attainment of additional goals and milestones, which shall be identified and agreed upon in writing by the Executive and the Company, in the same manner as was applicable to the Six Month and One Year Performance Bonuses.

5.       Original Stock Option

5.1 Number. Subject to the approval of the Company's Board of Directors, on or around the Commencement Date, the Executive shall be granted an option to purchase up to three hundred twenty five thousand (325,000) shares of the Company's Class A Common Stock ("the Original Option") pursuant to the Path 1 Network Technologies Inc. 2000 Stock Option/Stock Issuance Plan ("the Plan") [as it may be amended from time to time in the future] and any option agreement issued to the Executive thereunder. All Plan provisions not contradicted by the terms of this AGREEMENT (including, but not limited to, provisions regarding timing and manner of, and deadlines for, exercise, and provisions concerning market stand-off) shall apply to the Original Option to be granted to the Executive hereunder. The exercise price of said Original Option shall be the fair market value of the Company's Class A Common Stock on the date of the grant of the Original Option. The Original Option, once granted, shall remain exercisable for a period of seven (7) years from the date of grant, unless exercise rights relating to such Original Option are terminated earlier by the provisions of the Original Option.. The maximum number of shares subject to the Original Option which may be granted to the Executive as incentive stock options ("ISO's") shall be designated as such, and the remaining number of shares subject to the Original Option shall be designated as non-qualified stock options ("NQSO's").

5.2 Vesting. The Original Option shall begin vesting upon grant, and shall vest over a four (4) year period in sixteen (16) equal quarterly installments.

5.3 Effect of Termination or Resignation for Good Cause Following Change in Control Upon Vesting of Shares Subject to Original Option. For purposes of this AGREEMENT and the Executive's potential entitlement to accelerated vesting of shares subject to the Original Option, a Change in Control shall have the same meaning as the term "Corporate Transaction" as such term is used within the Path 1 Network Technologies Inc. 2000 Stock Option/Stock Issuance Plan and shall mean a stockholder-approved transaction to which the Company is a party and constitutes (i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person(s) different from the persons holding those securities immediately prior to such transaction, or (ii) the sale, transfer or other disposition of all or substantially all of the Corporation's assets in complete liquidation or dissolution of the Corporation. In the event that the Executive is employed on the closing date of a Change in Control as defined herein, and if the Company or its successor in interest terminates the Executive's employment without "cause" (as that term is defined in Section 9.1 below) or the Executive resigns with Good Reason (as that term is defined in Section 9.2.2 below) within the twelve (12) month period following such Change in Control, then any unvested shares subject to the Original Option shall immediately become vested and exercisable.

5.4 Discretion to Effect Change in Control. The Executive acknowledges and agrees that the discretion to decide to engage in any event or transaction constituting a Change in Control shall belong to the Company's Board of Directors and its shareholders.

6.       Additional Milestone Option.

6.1 Number. In addition to the Original Option described in Article 5 above, and subject to the approval of the Company's Board of Directors, on or around the Commencement Date, the Executive shall be granted an additional option to purchase up to three hundred twenty five thousand (325,000) shares of the Company's Class A Common Stock ("the Milestone Option") pursuant to the Plan [as it may be amended from time to time in the future] and any option agreement issued to the Executive thereunder. All Plan provisions not contradicted by the terms of this AGREEMENT (including, but not limited to, provisions regarding timing and manner of, and deadlines for, exercise, and provisions concerning market stand-off) shall apply to the Milestone Option to be granted to the Executive hereunder. The exercise price of said Milestone Option shall be the fair market value of the Company's Class A Common Stock on the date of the grant of the Milestone Option. The Milestone Option, once granted, shall remain exercisable for a period of seven (7) years from the date of grant, unless exercise rights relating to such Milestone Option are terminated earlier by the provisions of the Milestone Option. The shares subject to the Milestone Option shall be designated non-qualified stock options ("NQSO's").

6.2 Vesting. The Milestone Option shall begin vesting upon grant and will vest over a four (4) year period in sixteen (16) equal quarterly installments, but will be exercisable in whole or in part only upon the achievement of the following goals:

6.2.1 The Executive may exercise his option to purchase up to eighty thousand (80,000) shares subject to the Milestone Option after the Company's stock has commenced trading on the NASDAQ National Market.

6.2.2 The Executive may exercise his option to purchase up to eighty thousand (80,000) shares subject to the Milestone Option after the Company has publicly announced a Significant Strategic Partnership. For purposes of this AGREEMENT, a Significant Strategic Partnership shall include: (a) an equity investment by a partner exceeding US$5 million; (b) an agreement by any person or entity to purchase more than US$10 million of product from the Company by the end of year 2003; or (c) any other event so designated by the Company's Board of Directors.

6.2.3 The Executive may exercise his option to purchase up to eighty thousand (80,000) shares subject to the Milestone Option if the Company has received equity capital investment exceeding $10 million on or before April 30, 2002 which is exclusive of any strategic partnership investment and which equity capital investment is at an effective price of more than six dollars (US$6.00) per share net of all fees.

6.2.4 The Executive may exercise his option to purchase up to eighty five thousand (85,000) shares subject to the Milestone Option if the Company has achieved revenue in excess of US$10 million in the calendar year ending December 31, 2002, and the Company has achieved eighteen (18) months of "burn" based upon the actual cash expenditure rate for the fourth quarter of 2002. As used herein, achievement of "burn" shall mean that the amount of cash on hand as of December 31, 2002, when divided by the cash losses for the fourth quarter of 2002, shall be greater than six (6).

6.3 No Exercise in Excess Of Number Vested According to Schedule. The parties acknowledge and agree that the vesting and purchase of shares subject to the Milestone Option is contingent upon both the temporal vesting schedule set forth in Section 6.2 and the attainment of the specific milestones detailed in Sections 6.2.1 through 6.2.4. In the event that more than one milestone occurs prior to the point in time at which shares subject to the Milestone Option will have vested under the temporal vesting schedule, the Executive's purchase of shares subject to the Milestone Option will be contingent upon the completion of the temporal vesting requirements. For example, if the Executive has vested in options to purchase 90,000 shares subject to the Milestone Option, and the milestone contingencies described in Sections 6.2.1 and 6.2.2 have occurred, the Executive will be entitled to purchase only 90,000 shares at such time.

6.4 Effect of Termination or Resignation for Good Cause Following Change in Control Upon Vesting of Milestone Option. If the Executive is employed on the closing date of a Change in Control as defined herein, and if the Company or its successor in interest terminates the Executive's employment without "cause" (as that term is defined in Section 9.1 below) or the Executive resigns with Good Reason (as that term is defined in Section 9.2.2 below) within the twelve (12) month period following such Change in Control, then any shares subject to the Milestone Option which are unvested solely due to non-satisfaction of the temporal vesting schedule (i.e., Milestone Option as to which the milestone has been achieved, but as to which the temporal vesting schedule has not yet been met) shall immediately become vested and exercisable.

6.5 Discretion to Effect Change in Control. The Executive acknowledges and agrees that the discretion to decide to engage in any event or transaction constituting a Change in Control shall belong to the Company's Board of Directors and its shareholders.

7.       Benefits

7.1 Employee  Benefits.  From and after the  Commencement  Date,  the
Executive shall be entitled to participate in the Company's benefit programs of the Company under the terms and conditions of such plan or programs.

7.2 Time Off. The Executive shall be entitled to three weeks of paid time off ("PTO") and one week of unpaid time off per year, to be taken in accordance with the Company's policies and practices pertaining to use of PTO. In addition, the Executive shall receive holiday pay and floating and personal holidays on the same terms and conditions as are applicable to other employees of the Company.

8.       Business Expenses

                  In accordance with the Company's standard policies concerning business expenses, the Company shall reimburse the Executive for reasonable, out-of-pocket business expenses incurred by the Executive in the course of his performance of his duties hereunder. The Executive will submit monthly expense reports for approval by the Chief Financial Officer of the Company.

9.       Termination of Employment

         The Executive's employment may be terminated at any time during the Employment Period in accordance with the following provisions and if the Executive's employment is so terminated, then, except as specifically stated in this Article 9, all of the compensation and benefits to which he was entitled shall cease upon the effective date of such termination (the "Termination Date"). Nothing in any of the foregoing provisions of this AGREEMENT shall be construed to limit either party's right to terminate this AGREEMENT in accordance with the terms of this Article 9. The parties expressly agree that termination of the Executive's service as a Director shall not constitute a termination of employment nor constitute a basis for the Executive's resignation with Good Reason, as defined in Section 9.2.2.

9.1 At the Election of the Company With Cause. The Company may, immediately and unilaterally, terminate the Executive's employment "with cause" at any time during the Employment Period upon written notice to the Executive setting forth the reason(s) for such immediate termination. Notwithstanding the foregoing, if the Company elects to terminate the Executive's employment due to his willful and repeated failure to comply with the lawful directives of the Company's Board of Directors, the Company shall first provide the Executive with written notice stating the nature of the willful and repeated failures, and giving the Executive fifteen (15) days in which to cure such failures, provided that such failures are curable. For purposes of this AGREEMENT, the term "cause" shall mean any and all of the following:

a. the Executive's willful and repeated failure to comply with the lawful directives of the Company's Board of Directors.

b. the Executive's gross negligence or willful misconduct in the performance of duties to the Company.

c. the Executive's commission of any act of fraud with respect to the Company or the Company's business.

d. the Executive's conviction of or entering a plea of nolo contendere relating to the commission of any felony.

e. the Executive's conviction of or entering a plea of nolo contendere relating to the commission of any crime which, in the good faith judgment of the Company's Board of Directors, involved moral turpitude and has caused or will cause material harm to the standing and/or reputation of the Company.

f. the Executive's violation of any of the terms of his Proprietary Information and Inventions Agreement, or any misappropriation and/or intentional and unauthorized disclosure of the Company's confidential and/or proprietary information.

g. the Executive's use of illicit drugs, or his use of drugs or alcohol in any manner that interferes with the performance of his duties under this AGREEMENT.

h. the Executive's chronic unexcused absence from work for reasons other than illness.

If the Company elects to terminate the Executive's employment for cause, as defined above, the Executive shall not be entitled to any further compensation or benefits, all unvested shares subject to the Original Option and all unvested shares subject to the Milestone Option granted to the Executive shall be forfeited, and the expiration date for exercise of all vested shares subject to the Original Option and/or Milestone Option shall be determined in accordance with the terms of such Options. Termination of the Executive's employment for cause pursuant to this Section 9.1 shall be in addition to and without prejudice to any other right or remedy to which the Company may be entitled at law, in equity, or under this AGREEMENT.

9.2 At the Election of the Company Without Cause. The Company may, immediately and unilaterally, terminate the Executive's employment at any time for any reason upon written notification to the Executive. If the Company so terminates pursuant to this Section 9.2 (i.e., none of the matters specified in Section 9.1 has occurred), all unvested shares subject to the Original Option and/or Milestone Option granted to the Executive shall be forfeited, and the expiration date for exercise of all vested shares subject to the Original Option and/or Milestone Option shall be determined in accordance with the terms of the Company's Plan. If the Company terminates the Executive's employment pursuant to this Section 9.2, the Executive shall be eligible to receive severance payments ("Severance Payments"). The Executive's receipt of Severance Payments shall be contingent upon Executive's execution of a general release of all claims in favor of the Company and upon his continued compliance with the obligations imposed upon him by Section 11 of this AGREEMENT. The Executive has been provided with the form of general release to be used. Any benefits provided to the Executive during his employment pursuant to this AGREEMENT may be continued, if permitted by law and the terms of the applicable plan, by the Executive at his own expense. Except as described in Article 6 of this AGREEMENT and in this
Section 9.2, the Company shall have no other obligations to the Executive in the event that the Executive's employment is terminated pursuant to this Section
9.2. Termination of the Executive's employment without cause pursuant to this
Section 9.2 shall be in addition to and without prejudice to any other right or remedy to which the Company may be entitled at law, in equity, or under this AGREEMENT.

9.2.1 Amount of Severance Benefit. In the event that the Executive's employment is terminated pursuant to Section 9.2 and the Executive executes the requisite general release, the Executive shall be eligible to receive a Severance Benefit determined in accordance with the following rules:

a. If termination occurs during the first six (6) months of employment, the Executive shall be eligible to receive a Severance Benefit in the amount of fifty thousand dollars (US$50,000.00), less applicable tax withholdings, payable in a lump sum within thirty (30) days of Executive's execution of the general release.

b. If termination occurs in the seventh through twelfth months of employment, the Executive shall be eligible to receive a Severance Benefit equal to the number of whole months of employment completed multiplied by the Executive's then-current Base Salary, up to a maximum of twelve (12) months. Such Severance Benefit shall be less applicable tax withholdings, payable in regular monthly installments, with the first payment occurring within thirty (30) days of Executive's execution of the general release.

c. If termination occurs after the Executive has completed twelve (12) months of employment, the Executive shall be eligible to receive a Severance Benefit equal to twelve (12) times his then-current monthly Base Salary, less applicable tax withholdings, payable in regular monthly installments with the first payment occurring within thirty (30) days of Executive's execution of the general release.

9.2.2 Resignation for Good Reason. The Executive may resign and be eligible to receive the same severance benefits he would be eligible to receive had he been terminated without cause if (i) the Executive is required to perform his regular duties (other than regular business travel) away from the Company's headquarters, which shall be located in the greater San Diego area; or (ii) the Executive is relieved of a material portion of his responsibilities such that he no longer is functioning as President and CEO of the Company.

9.2.3 Termination Upon Death or Disability. The Executive's employment hereunder shall terminate upon his death, and may be terminated by the Company if the Executive becomes permanently disabled or incapacitated, as defined below. If the Executive's employment is terminated pursuant to this Section 9.2.3, the Executive or his heirs shall be entitled to the same benefits he would have received in the event of a Company-initiated termination under Section 9.2, subject to the same contingencies. For the purposes of this AGREEMENT, the phrase "permanently disabled or incapacitated" shall mean that the Executive is entitled to disability benefits pursuant to Medicare and/or the Company's long term disability insurance plan.

9.3 Survival of Contract Terms. The Executive specifically acknowledges and agrees that his obligations under Article 11 shall survive termination of his employment for any reason.

10.      Former Employment

10.1 No Conflict. The Executive represents and warrants that the execution and delivery by him of this AGREEMENT, his employment by the Company and his performance of duties under this AGREEMENT will not conflict with and will not be constrained by any prior employment or consulting agreement or relationship, or any other contractual obligations.

10.2 No Use of Prior Confidential Information. The Executive will not intentionally disclose to the Company or any of its employees or directors, or use on its behalf, any confidential information belonging to any of his former employers, but during his employment by the Company he will use in the performance of his duties all information (but only such information) which is generally known and used by persons with training and experience comparable to his own or is common knowledge in the industry or otherwise legally in the public domain.

11.      Non-Solicitation; Confidentiality; Remedies

11.1 No Solicitation. During his employment and for a one year period following termination of the same, neither the Executive nor any Executive-Controlled Person (as defined below) will, without the prior written consent of the Company's Board of Directors, directly or indirectly solicit for employment, employ in any capacity, or make an unsolicited recommendation to any other person that it employs or solicit for employment any person who is or was, at any time during the Executive's employment, an officer, executive, employee, agent or representative of the Company or of any affiliate of the Company. In addition, during employment and for a one year period following termination of the same, neither the Executive nor any Executive-Controlled Person shall directly or indirectly solicit or encourage any customers or suppliers of the Company to discontinue, disrupt or reduce their business relationships with the Company, or to purchase products from any competing entity. As used in this AGREEMENT, the term "Executive-Controlled Person" shall mean any company, partnership, firm or other entity as to which the Executive possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

11.2     Confidentiality.
         ---------------

11.2.1 The Executive acknowledges that, as a result of his status as a Director and as President and Chief Executive Officer of the Company, he will have access to and possession of important, confidential information and knowledge as to the business of the Company and its affiliates, including, but not limited to, knowledge of products of the Company and its affiliates, patents, technology, know-how, marketing and operating strategies, licensing and other agreements, financial results and projections, future plans, the provisions of other important contracts entered into by the Company and its affiliates, possible acquisitions and similar information. The Executive agrees that such knowledge and information constitutes a vital part of the business of the Company and are by their nature trade secrets and confidential information proprietary to the Company (collectively, "Confidential Information"). The Executive agrees that he shall not divulge, communicate, furnish or make accessible (whether orally or in writing or in books, articles or any other medium) to any individual, firm, partnership or corporation, any Confidential Information without the consent of the Company's Board of Directors. As used in this AGREEMENT, the term, "Confidential Information" shall not include any knowledge or information that the Executive can demonstrate: (i) is or becomes available to others, other than as a result of breach by the Executive of this Article 11; (ii) was available to the Executive on a nonconfidential basis prior to its disclosure to the Executive through his status as an officer, Director or employee of the Company; or (iii) becomes available to the Executive on a nonconfidential basis from a third party (other than the Company, its affiliates and any of their representatives) who is not bound by any confidentiality obligations to the Company or any of its affiliates. The Executive understands and agrees that he must also execute and fully comply with the Company's Proprietary Information and Inventions Agreement as a condition of his employment.

11.3 All memoranda, notes, lists, records and other documents or papers (and all copies thereof), including such items stored in computer memories, on microfiche or by any other means, made or compiled by or on behalf of the Executive or made available to him relating to the Company or any of its affiliates are and shall remain the Company's property, and shall be delivered to the Company promptly upon any termination of the Executive's employment with the Company, or at any other time on request, and such information shall be held confidential by the Executive after any termination of his employment with the Company.

11.4 Remedies. The Executive agrees that the provisions of this Article 11 are reasonable and necessary for the protection of the Company and that they may not be adequately enforced by an action for damages. Therefore, in the event of a breach or threatened breach of this Article 11 by the Executive or any Executive-Controlled Person, the Company shall be entitled, in addition to all other remedies, to an injunction and/or restraining order enjoining the breach or threatened breach of the provisions of Article 11 or otherwise to enforce specifically such provisions against violation, without the necessity of posting any bond or other security by the Company. The Executive further agrees that if he shall violate any of the covenants and agreements under this Article, the Company shall be entitled to an accounting and repayment of all profits, commissions or other benefits which the Executive has realized and/or may realize as a result of or arising our of any such violation. Such remedy shall be cumulative and not exclusive and in addition to any injunctive relief or other legal or equitable remedy to which the Company is or may be entitled. In addition, the prevailing party shall also be entitled to its reasonable attorneys' fees and costs incurred in any action in which it is successful in establishing or defending against an alleged violation of Article 11.

11.5 Severability. The provisions contained in this Article 11 as to the time periods, scope of activities and persons or entities affected shall be deemed severable so that, if any provision contained in this Article 11 is determined to be invalid or unenforceable, such provisions shall be deemed modified so as to be valid and enforceable to the full extent permitted by law.

12.      General Provisions

12.1 Governing Law. This AGREEMENT and the rights of the parties thereunder shall be governed by and interpreted under California law, without regard to any conflicts of law provisions.

12.2 Assignment. The Executive may not delegate, assign, pledge or encumber his rights or obligations under this AGREEMENT or any part thereof. 12.3 Notice. Any notice required or permitted to be given under this AGREEMENT shall be sufficient if it is in writing and is sent by registered or certified mail, postage prepaid, or personally delivered, to the following addresses, or to such other addresses as either party shall specify by giving notice under this
Article:

                  To the Company:           Path 1 Network Technologies Inc.
                                            3636 Nobel Drive
                                            Suite 275
                                            San Diego, CA  92122

                  With a copy to:           Hayden J. Trubitt, Esq.
                                            BROBECK, PHLEGER & HARRISON LLP
                                            12390 El Camino Real San Diego, CA
                                            92130

                  To the Executive:         Mr. Frederick A. Cary



12.4 Amendment. This AGREEMENT may be waived, amended or supplemented only by a writing signed by both of the parties hereto. To be valid, the Company's signature must be by a person specially authorized by the Company's Board of Directors to sign such particular document.

12.5 Waiver. No waiver of any provision of this AGREEMENT shall be binding unless and until set forth expressly in writing and signed by the waiving party. To be valid, the Company's signature must be by a person specially authorized by the Company's Board of Directors to sign such particular document. The waiver by either party of a breach of any provision of this AGREEMENT shall not operate or be construed as a waiver of any preceding or succeeding breach of the same or any other term or provision, or a waiver of any contemporaneous breach of any other term or provision, or a continuing waiver of the same or any other term or provision. No failure or delay by a party in exercising any right, power, or privilege hereunder or other conduct by a party shall operate as a waiver thereof, in the particular case or in any past or future case, and no single or partial exercise thereof shall preclude the full exercise or further exercise of any right, power or privilege. No action taken pursuant to this AGREEMENT shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein.

12.6 Severability. All provisions contained herein are severable and in the event that any of them shall be held to be to any extent invalid or otherwise unenforceable by any court of competent jurisdiction, such provision shall be construed as if it were written so as to effectuate to the greatest possible extent the parties' expressed intent; and in every case the remainder of this AGREEMENT shall not be affected thereby and shall remain valid and enforceable, as if such affected provision were not contained herein.

12.7 Headings. Article and section headings are inserted herein for convenience of reference only and in no way are to be construed to define, limit or affect the construction or interpretation of the terms of this AGREEMENT.

12.8 Drafting Party. The provisions of this AGREEMENT have been examined, negotiated and revised by each party hereto, and no implication shall be drawn and no provision shall be construed against either party by virtue of the purported identity of the drafter of this AGREEMENT, or any portion thereof.

12.9 Arbitration. The parties agree that any and all disputes that they have with one another which arise out of the Executive's employment or under the terms of this AGREEMENT shall be resolved through final and binding arbitration, as specified herein. This shall include, without limitation, disputes relating to this AGREEMENT, the Executive's employment by the Company or the termination thereof, the stock options granted to the Executive, claims for breach of contract or breach of the covenant of good faith and fair dealing, and any claims of discrimination or other claims under any federal, state or local law or regulation now in existence or hereinafter enacted and as amended from time to time concerning in any way the subject of the Executive's employment with the Company or its termination. The only claims not covered by this Section 12.9 are
(i) claims for benefits under the workers' compensation laws or claims for unemployment insurance benefits, which will be resolved pursuant to those laws, and (ii) the Company's claims for the Executive's alleged breach of any of the provisions of Article 11 of this AGREEMENT. Binding arbitration will be conducted in San Diego County, California, in accordance with the American Arbitration Association's National Rules for the Resolution of Employment Disputes then in effect. Each party will bear one half of the cost of the arbitration filing and hearing fees, and the cost of the arbitrator. Each party will bear its own attorneys' fees, unless otherwise permitted by law and so determined by the arbitrator. The Executive understands and agrees that the arbitration shall be instead of any civil litigation and that the arbitrator's decision shall be final and binding to the fullest extent permitted by law and enforceable by any court having jurisdiction thereof.

13.      Entire Agreement

                  This AGREEMENT constitutes the entire agreement between the parties pertaining to the subject matter hereof and completely supersedes all prior or contemporaneous agreements, understandings, arrangements, commitments, negotiations and discussions of the parties, whether oral or written (all of which shall have no substantive significance or evidentiary effect). The parties specifically acknowledge and agree that all prior agreements and understandings between the Executive and the Company that pertained to the Executive's employment with the Company are completely superseded. The Executive represents and warrants that as of the date of the execution of this AGREEMENT, he has no causes of action, claims, defenses or rights of offset against the Company. the Executive represents and warrants that all amounts due to him from his employment with the Company prior to the date of this AGREEMENT, including but not limited to accrued and unused vacation days, have been paid to him. Each party acknowledges, represents and warrants that this AGREEMENT is fully integrated and not in need of parol evidence in order to reflect the intentions of the parties.

                  This AGREEMENT is executed this 7th day of September, 2001.

                                               Path 1 Network Technologies Inc

 /s/ Frederick A. Cary                              /s/ Reginald Tiessen
-------------------------------                -----------------------------
     Frederick A. Cary                           By:  Reginald Teissen

                                 GENERAL RELEASE

          Exhibit A to Employment Agreement Executed September 7, 2001


         THIS GENERAL RELEASE (hereinafter "RELEASE") is made and given by Frederick A. Cary ("CARY") in favor of Path 1 Network Technologies Inc. (hereinafter "EMPLOYER"), and inures to the benefit of each of EMPLOYER's current, former and future parents, subsidiaries, related entities, employee benefit plans and their fiduciaries, predecessors, successors, officers, directors, shareholders, agents, employees and assigns.

                                    RECITALS

A.       CARY was for a period of time an employee of EMPLOYER;

B.       CARY's employment with EMPLOYER ceased effective [date];

C. Pursuant to an Employment Agreement dated September 7, 2001, CARY is entitled to receive certain severance benefits from EMPLOYER; and

D. CARY acknowledges the sufficiency of the severance benefits to be received by him, and in return desires to release EMPLOYER from any and all claims which CARY has, or might have, against EMPLOYER as of the date of execution of this RELEASE.

         NOW, THEREFORE, for and in consideration of EMPLOYER's payment of severance benefits to him, CARY agrees as follows:

1. General Release. CARY for himself, his heirs, executors, administrators, assigns and successors, fully and forever releases and discharges EMPLOYER and each of its current, former and future parents, subsidiaries, related entities, employee benefit plans and their fiduciaries, predecessors, successors, officers, directors, shareholders, agents, employees and assigns (collectively, "Releasees"), with respect to any and all claims, liabilities and causes of action, of every nature, kind and description, in law, equity or otherwise, which have arisen, occurred or existed at any time prior to the signing of this AGREEMENT, including, without limitation, any and all claims, liabilities and causes of action arising out of or relating to CARY's employment with EMPLOYER or the cessation of that employment.

2. Knowing Waiver of Employment-Related Claims. CARY understands and agrees that he is waiving any and all rights he may have had, now has, or in the future may have, to pursue against any of the Releasees any and all remedies available to him under any employment-related causes of action, including without limitation, claims of wrongful discharge, breach of contract, breach of the covenant of good faith and fair dealing, fraud, violation of public policy, defamation, discrimination, personal injury, physical injury, emotional distress, claims under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Federal Rehabilitation Act, the Family and Medical Leave Act, the California Fair Employment and Housing Act, the California Family Rights Act, the Equal Pay Act of 1963, the Employee Retirement Income Security Act of 1974, the provisions of the California Labor Code and any other federal, state or local laws and regulations relating to employment, conditions of employment (including wage and hour laws) and/or employment discrimination.

3. Waiver of Civil Code ss. 1542. CARY expressly waives any and all rights and benefits conferred upon him by Section 1542 of the Civil Code of the State of California, which states as follows:

                           "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

CARY expressly agrees and understands that the Release given by him pursuant to this RELEASE applies to all unknown, unsuspected and unanticipated claims, liabilities and causes of action which he may have against EMPLOYER or any of the other Releasees.

4. Severability of Release Provisions. CARY agrees that if any provision of the release given by him under this RELEASE is found to be unenforceable, it will not affect the enforceability of the remaining provisions and the courts may enforce all remaining provisions to the extent permitted by law.

5. Promise to Refrain from Suit or Administrative Action. CARY promises and agrees that he will never sue EMPLOYER or any of the other Releasees, or otherwise institute or participate in any legal or administrative proceedings against EMPLOYER or any of the other Releasees, with respect to any claim covered by the release provisions of this RELEASE, including but not limited to claims arising out of CARY's employment with EMPLOYER or the termination of that employment, unless he is compelled by legal process to do so.

6. Voluntary Execution. CARY hereby acknowledges that he has read and understands this RELEASE and that he signs this RELEASE voluntarily and without coercion.

7. Representation by Counsel. CARY understands that he has the right to consult with an attorney of his own choosing prior to executing this RELEASE, and that he has entered into this RELEASE voluntarily, without coercion, and based upon his own judgment. CARY understands and agrees that if any of the facts or matters upon which he now relies in making this RELEASE hereafter prove to be otherwise, this RELEASE will nonetheless remain in full force and effect.

8. California Law. This RELEASE and its terms shall be construed under California law.

9. Period to Consider Terms of RELEASE. CARY acknowledges that this RELEASE was presented to him concurrently with his receipt of his employment agreement on September __, 2001, and that he has had more than 21 days' time in which to consider the RELEASE. CARY acknowledges that he has the right to obtain the advice and counsel from the legal representative of his choice and that he executes this RELEASE having had sufficient time within which to consider its terms. CARY represents that if he executes this RELEASE before 21 days have elapsed, he does so voluntarily and that he voluntarily waives any remaining consideration period.

10. Revocation of RELEASE. CARY understands that after executing this RELEASE, he has the right to revoke it within seven (7) days after his execution of it. CARY understands that this RELEASE will not become effective and enforceable unless the seven day revocation period passes and CARY does not revoke the RELEASE in writing. CARY understands that this RELEASE may not be revoked after the seven day revocation period has passed. CARY understands that any revocation of this RELEASE must be made in writing and delivered to EMPLOYER within the seven day period. CARY further understands that if this RELEASE is revoked, he shall not be entitled to receive severance benefits from EMPLOYER.

Dated: September 7, 2001                             /s/ Frederick A. Cary
                                                     --------------------------
                                                     Frederick A. Cary